UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02013194

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

HELMERICH & PAYNE, INC.
(Exact name of registrant as specified in charter)

0000046765
(Registrant CIK Number)

Schedule 14A Definitive Proxy Statement
For Fiscal Year-End September 30, 2001
(Electronic report, schedule or registration statement of which the documents are a part (give period of report))

001-04221
(SEC file number, if available)

____
Name of Person filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, January 25, 2002.

HELMERICH & PAYNE, INC.

By: ______________________________
Steven R. Mackey, Vice President

Performance Graph

The following performance graph reflects the yearly percentage change in the Corporation's cumulative total stockholder return on common stock as compared with the cumulative total return of the S&P 500 Index and the S&P Oil & Gas (Drilling & Equipment)-500 Index. All cumulative returns assume reinvestment of dividends and are calculated on a fiscal year basis ending on September 30 of each year.


CUMULATIVE TOTAL RETURN ON COMMON STOCK
400
350
300
250
200
150
100
50
0
DOLLARS
Base Period Sep96
Sep97
Sep98
Sep99
Sep00
Sep01
YEARS ENDING
HELMERICH & PAYNE, INC.
S&P 500 INDEX
S&P OIL & GAS (DRILLING & EQUIPMENT)-500 INDEX

Director Compensation

Each non-employee Director receives a $2,500 attendance fee for each regularly scheduled meeting that he attends, plus expenses incurred in connection with attending meetings. Pursuant to the Non-Employee Directors' Stock Compensation Plan, each non-employee Director received in October, 2000, 800 shares of the Corporation's common stock as an annual retainer fee in lieu of a cash retainer payment. The Non-Employee Directors' Stock Compensation Plan was terminated in March, 2001. Effective for fiscal 2002 and subsequent fiscal years, each non-employee Director will be eligible to receive stock option awards pursuant to the Helmerich & Payne, Inc. 2000 Stock Incentive Plan as an annual retainer fee in lieu of a cash retainer payment. Mr. W. H. Helmerich, III receives no compensation from the Corporation for serving as its Chairman of the Board, nor do the employee Directors receive compensation for serving on the Board of Directors.